June 28, 2011
VIA EDGAR AND HAND DELIVERY
Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Melco Crown Entertainment Limited Form 20-F for the Fiscal Year Ended December 31, 2010 Filed April 1, 2011 File No. 1-33178
Dear Mr. Gordon:
We refer to your letter, dated June 14, 2011 (the “Comment Letter”), to Melco Crown Entertainment Limited (the “Company”) containing comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010 filed with the Commission on April 1, 2011 (File No. 1-33178). The comments of the Staff of the Commission are set forth in bold and italics and the responses of the Company are set forth in plain text immediately following each comment.
Item 4. Information on the Company
B. Business Overview, page 34
1.	In future Exchange Act periodic reports, please discuss your arrangements with junket operators in greater detail, including more information on your specific commissions as well as credit risks arising from the extension of credit to junkets. Please also supplement your disclosure in the MD&A to discuss the percentage of your VIP customer revenues which are derived from these arrangements.
The Company notes the Staff’s comment. The Company confirms that in its future Exchange Act periodic reports it will discuss its arrangements with junket operators, also known as gaming promoters, in greater detail. The Company confirms that it will also supplement its disclosure in the MD&A to discuss the percentage of its VIP customer revenues which are derived from these arrangements.

In response to the Staff’s comment, and as set forth in detail below, the Company intends to include additional disclosure in future periodic reports regarding the agreements it enters into with its gaming promoters, the compensation structure offered to gaming promoters and the credit arrangements and consequential credit risks associated with gaming promoters. In addition, the Company intends to disclose the percentage of its gross gaming revenues from VIP customers attributed to gaming promoters in its MD&A, and to separately disclose the total dollar amount of gaming promoter commissions included in its income statement within its MD&A. The Company believes this enhanced disclosure will provide investors with a clearer picture of the impact of gaming promoters and gaming promoter commissions on the Company’s results of operations and profitability. The Company considers the disclosure of the specific commission package it has arranged with any particular gaming promoter or group of promoters to be commercially sensitive information that, if disclosed, would adversely impact its relationships with existing gaming promoters, hamper its ability to enter into new gaming promoter relationships and hinder its ability to grow its business.
The discussion of the Company’s arrangements with gaming promoters would include the following details in “Item 4. Information on the Company — B. Business Overview” in its future annual reports on Form 20-F:
The Company engages gaming promoters to promote its VIP gaming rooms primarily due to the importance of the rolling chip segment in the overall Macau gaming market, the gaming promoters’ knowledge of and experience within the Macau gaming market, in particular with sourcing and attracting rolling chip patrons and arranging for their transportation and accommodation, and the gaming promoters’ expanded rolling chip patron network beyond the Company’s own marketing network. Gaming promoters are responsible for a significant portion of the Company’s gaming revenues. Under standard arrangements utilized in Macau, the Company provides gaming promoters with exclusive or casual access to one or more of its VIP gaming rooms and support from its dealers and other casino or gaming staff, while the gaming promoter supplies the Company’s casino or gaming area with rolling chip patrons to contribute to an expected minimum amount of rolling chip turnover volume per month.
The Company typically enters into gaming promoter agreements for periods of up to one year and for those on a more permanent basis, for a one year term that is automatically renewed for periods of up to one year unless otherwise terminated. The gaming promoter agreements may be terminated (i) by either party without cause upon 15 days advance written notice, (ii) upon advice from the DICJ or any other gaming regulator to cease having dealings with the gaming promoter or if DICJ cancels or fails to renew the gaming promoter’s license, (iii) if the gaming promoter fails to meet the minimum rolling chip turnover volume it agreed to with the Company, (iv) if the gaming promoter has certain financial difficulties as defined in the agreement or (v) if any party to the agreement is in material breach of any of the terms of the agreement and fails to remedy such breach within the timeframe outlined in the agreement.
The Company’s gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. The Company generally offers its gaming promoters commission payment structures that are calculated by reference to a revenue share or monthly rolling chip turnover volume. Under the revenue share-based arrangements, the gaming promoter participates in the Company’s gaming wins or losses from the rolling chip patrons brought in by the gaming promoter. The share of wins and losses are defined in each gaming promoter agreement and are amended from time to time to take current market factors into consideration. Under the monthly rolling chip turnover volume-based arrangements, commission rates on monthly rolling chip turnover volumes vary and will not exceed the 1.25% regulatory cap on gaming promoter commissions.

To encourage gaming promoters to use the Company’s resort facilities for their rolling chip patrons in order to induce their rolling chip patrons to play in the Company’s VIP gaming rooms, the Company’s gaming promoters may receive complimentary allowances for food and beverage, hotel accommodation and transportation rather than cash payments. Under the arrangement to cap commissions and Administrative Regulation 29/2009, these allowances must be included in the 1.25% regulatory cap on gaming promoter commissions.
The Company also extends interest-free credit to a significant portion of its gaming promoters for short-term, renewable periods, as stipulated in the Company’s credit agreements with its gaming promoters. These credit agreements set forth the credit terms and are separate from the gaming promoter agreements between the Company and the gaming promoters. Credit lines are generally subject to monthly review and settlement procedures. These procedures allow the Company to calculate the commissions payable owed to the gaming promoter and to determine the amounts which can be offset, together with any other items of value held by the Company from the gaming promoter, from the remaining amount of credit owed by the gaming promoter. Credit is granted based on the performance and financial background of the relevant gaming promoter and, if applicable, that of the gaming promoter’s guarantor. When there is support that the gaming promoter has a good credit history and a track record of large business volumes, credit may exceed one month of commissions payable. This credit is typically unsecured and although the amount of such credit may exceed accrued commissions payable to, and other amounts of value held by the Company from, the gaming promoters, the Company generally obtains personal cheques from guarantors or other forms of collateral or credit enhancements, such as bank guarantees or letters of credit from the gaming promoter to the Company. The Company has in place internal controls and credit policies and procedures to manage this credit risk. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Credit Risk” for a discussion of the Company’s credit risk management.
Item 5. Operating and Financial Review and Prospects
A. Operating Results
Critical Accounting Policies and Estimates, page 61
2.	In future filings, please include a critical accounting policy and a significant accounting policy that clearly describes your capitalization policy as it relates to construction/development costs including interest, salaries and G&A, real estate taxes and any other significant amounts that are capitalized during the pre-acquisition phase and the construction phase. For the development phase, discuss the periods of capitalization including a discussion of when the capitalization period ends.
The Company notes the Staff’s comment. The Company confirms that in its future filings it will revise its critical accounting policy with respect to “Property and equipment and other long-lived assets”, and its significant accounting policy to include disclosure similar to note 2(h) (Property and Equipment) of its consolidated financial statements, to ensure that additional information clearly describes its capitalization policy relating to construction and development costs including interest, salaries and G&A, real estate taxes and any other significant amounts that are capitalized during the pre-acquisition phase and the construction phase. Such revisions will also include disclosure similar to the Company’s significant accounting policies in notes 2(r) (Pre-opening Costs) and 2(i) (Capitalization of Interest and Amortization of Deferred Financing Costs) of its consolidated financial statements. The Company confirms that for the development phase, it will discuss the periods of capitalization including a discussion of when the capitalization period ends.

3.	In future periodic filings, please revise to include an analysis of your capital expenditures by disclosing total capital expenditures for new development, redevelopment/renovations, and other capital expenditures by year. In addition, please provide a narrative discussion of significant changes in capital expenditures from year to year and of expectations for the future.
The Company notes the Staff’s comment. The Company confirms that it will revise its future periodic filings to include an analysis of its capital expenditures by disclosing, to the extent material, total capital expenditures for new development, redevelopment/renovations, and other capital expenditures by year. In addition, the Company confirms that it will provide a narrative discussion of significant changes in capital expenditures from year-to-year and of expectations for the future. Such revisions will be disclosed in the Company’s critical accounting policy with respect to “Property and equipment and other long-lived assets”, and such narrative discussion will include disclosure similar to note 20 (Segment Information) to its consolidated financial statements, which includes the capital expenditure for each segment from year-to-year, and to significant changes in investing cashflows within Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.
4.	Clarify to us the amount of soft costs such as payroll and other G&A costs capitalized during 2010.
The Company notes the Staff’s comment. The Company clarifies that the amount of soft costs such as payroll and other G&A costs capitalized during 2010 was US$4.2 million, which accounted for less than 1% of total payroll and other G&A costs and approximately 3.5% of total costs capitalized during such period.
B. Liquidity and Capital Resources
Description of our Indebtedness
Sources and Uses, page 73
5.	In future Exchange Act periodic reports, please supplement your discussion of sources of cash with a discussion of anticipated cash uses for the next fiscal year, including debt payments, interest payments, capital expenditures and anticipated development costs.
The Company notes the Staff’s comment. The Company confirms that in its future Exchange Act periodic reports it will supplement its discussion of sources of cash with a discussion of anticipated cash uses for the next fiscal year, including debt payments, interest payments, capital expenditures and anticipated development costs.

D. Trend Information, page 74
6.	In future Exchange Act periodic reports, please revise your narrative under this subheading to provide more detailed disclosure regarding the prospective impact of the proposed smoking ban legislation. Please also supplement your disclosure to discuss the potential of tightened liquidity in China and cooling measures being implemented by the banking system in Chinese markets, to the extent material.
The Company notes the Staff’s comment. The Company confirms that in its future Exchange Act periodic reports it will revise its narrative under this subheading to provide more detailed disclosure regarding the prospective impact of the proposed smoking ban legislation. The Company confirms that it will also supplement its disclosure to discuss the potential of tightened liquidity in China and cooling measures being implemented by the banking system in Chinese markets, to the extent material.
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We have attached hereto a letter from Mr. Geoffrey Davis, Chief Financial Officer of the Company, containing the acknowledgements requested in the Comment Letter.
If you have any questions regarding this letter, please do not hesitate to call Thomas M. Britt III at +852 2160 9830 or Danielle de Zorzi at +852 2160 9868.

Sincerely,
/s/ Thomas M. Britt III
Thomas M. Britt III

cc:	Mr. Geoffrey Davis Melco Crown Entertainment Limited

June 28, 2011
VIA EDGAR AND HAND DELIVERY
Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Melco Crown Entertainment LTD Form 20-F for the Fiscal Year Ended December 31, 2010 Filed April 1, 2011 File No. 1-33178
Dear Mr. Gordon:
We refer to your letter, dated June 14, 2011, to Melco Crown Entertainment Limited (the “Company”) containing comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010 filed with the Commission on April 1, 2011 (File No. 1-33178).
We acknowledge that:
(i)	we are responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Very truly yours, MELCO CROWN ENTERTAINMENT LIMITED
By:	/s/ Geoffrey Davis
	Name:	Geoffrey Davis
	Title:	Chief Financial Officer